Filed by MDC Partners Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners Inc.

Commission File No.: 001-13718

Date: July 20, 2021

FOR IMMEDIATE ISSUE

FOR:	MDC Partners Inc.	CONTACT:	Michaela Pewarski
	One World Trade Center, FL. 65		MDC Partners
	New York, NY 10007		646 429 1812
mpewarski@MDC-Partners.com

INDEPENDENT PROXY ADVISORY FIRM GLASS LEWIS JOINS ISS IN RECOMMENDING MDC PARTNERS (MDCA) SHAREHOLDERS VOTE “FOR” THE AMENDED TRANSACTION WITH STAGWELL

MDC Special Committee Reminds Shareholders to Vote “For” the Amended Transaction Today

New York, NY, July 20, 2021 (NASDAQ: MDCA) – MDC Partners Inc. (“MDC Partners”, “MDC” or the “Company”) announced today that independent proxy advisory firm Glass Lewis & Co. (“Glass Lewis”) has joined Institutional Shareholder Services (“ISS”) in recommending that MDC shareholders vote FOR the proposal to approve the combination of MDC with certain subsidiaries of Stagwell Media LP (“Stagwell”), at the Company’s Special Meeting of Shareholders, scheduled to be held on July 26, 2021.

Irwin D. Simon, Lead Independent Director & Chair of the MDC Partners Special Committee commented, “We welcome the favorable recommendations from both ISS and Glass Lewis and are pleased that both major independent proxy advisory firms share our conviction that a combination with Stagwell is in the best interests of MDC shareholders. Their recommendations reaffirm the Special Committee’s strong belief that the combination with Stagwell is strategically and financially compelling and provides the best opportunity for MDC shareholders to maximize the value of their investment. Accordingly, we continue to urge all MDC shareholders to vote ‘FOR’ the amended agreement with Stagwell and related proposals.”

Mr. Simon added, “We are confident that this transaction represents the best path forward for MDC shareholders. The combined company will be stronger and better-positioned for long-term growth and value creation than either entity on its own. MDC shareholders will have a meaningful ownership stake in a combined company that is poised to become a leader in some of the fastest-growing segments of the digital marketing and advertising sector.”

In its report, Glass Lewis concluded:1

•	“The Stagwell Subject Entities appear to us to represent a compelling fit for the Company, as the Stagwell Subject Entities not only bring a complementary set of businesses, but also have strong historical performance, favorable growth prospects and a relatively stronger financial profile than MDC.”

1 Permission to use quote was not sought or granted. Emphasis added.

•	“With the proposed merger, the combined company is expected to benefit from having greater scale, greater financial flexibility and lower leverage, which in turn could free it up to pursue additional growth opportunities in the future.”

•	“…we believe that Stagwell has made a sufficient improvement to its offer, one that is consistent with the special committee’s request and reasonably reflective of the updated valuations of the merger parties.”

•	“… we believe that the proposed merger likely represents the only actionable strategic alternative currently available to the Company.”

•	“We also believe that the Company’s board took reasonable steps to guard against potential conflicts of interest in negotiating the proposed transaction, including forming a special committee of independent, disinterested directors to oversee the review process.”

In its report, ISS noted:1

•	“… the amended terms appear to capture a sufficient portion, if not all, of the improvement in MDC’s implied equity value, the transaction has a strong strategic rationale, and there is downside risk to rejecting the deal.”

•	“… [MDC] shareholders will be better off as 31 percent shareholders of the combined company than they would be as 100 percent shareholders of standalone MDC.”

•	“… the proposed combination appears to deliver an otherwise unavailable opportunity for MDC shareholders to gain exposure to faster growing, higher margin segments of the marketing and advertising industry.”

MDC Partners shareholders are reminded that their vote is extremely important, no matter how many shares they own. To follow the recommendations of ISS, Glass Lewis and the Company’s Special Committee, shareholders should vote “FOR” the proposal on the WHITE proxy card today to approve the transaction.

As previously announced, the special meeting of shareholders of the Company to vote on the Transaction has been adjourned to Monday, July 26, 2021 at 11:00 AM ET. It can be accessed virtually at https://web.lumiagm.com/401933402.  The Company also extended the scheduled proxy cut-off time for the Special Meeting and will accept proxies and voting instructions, including electronic voting, until 11:00 AM ET Thursday, July 22, 2021.

Shareholders with questions regarding the Special Meeting and Amended Transaction should contact Kingsdale Advisors, MDC’s strategic shareholder advisor and proxy solicitation agent, at 1-877-659-1821 (toll-free within North America) or at 1-416-867-2272 (outside of North America) or by email at contactus@kingsdaleadvisors.com.

About MDC Partners Inc.

MDC Partners is one of the most influential marketing and communications networks in the world. As “The Place Where Great Talent Lives,” MDC Partners is celebrated for its innovative advertising, public relations, branding, digital, social and event marketing agency partners, which are responsible for some of the most memorable and effective campaigns for the world’s most respected brands. By leveraging technology, data analytics, insights and strategic consulting solutions, MDC Partners drives creative excellence, business growth and measurable return on marketing investment for over 1,700 clients worldwide. For more information about MDC Partners and its partner firms, visit our website at mdc-partners.com, sign up for investor-related updates and alerts, and follow us on LinkedIn.

About Stagwell Marketing Group

The Stagwell Marketing Group is the first and only independent, digital-first, and fully-integrated organization of size & scale servicing brands across the continuum of marketing services. Collaborative by design, Stagwell is not weighed down by legacy points of view and its people are united in their desire to innovate, evolve, grow and deliver superior results for their clients. Stagwell’s high growth brands include experts in four categories: digital transformation and marketing, research and insights, marketing communications, and content and media. Stagwell is a private equity fund that owns all interests in Stagwell Marketing Group LLC through a wholly owned holding company named Stagwell Marketing Group Holdings LLC. Stagwell Marketing Group LLC and its businesses are managed by The Stagwell Group, a registered investment advisor. The address of Stagwell is 1808 Eye Street, Floor 6, Washington, D.C., 20006. As of the date hereof, Stagwell and its affiliates beneficially own 50,000 series 6 preference shares (representing 100% of the outstanding Series 6 preference shares) and 14,425,714 Class A shares (representing 18.7% of the outstanding Class A subordinate voting shares) of MDC, collectively representing 19.9% of the issued and outstanding Class A subordinate voting shares of MDC, as calculated on an as-converted basis. There will be no change in the beneficial ownership of Stagwell and its affiliates of MDC securities following the announcement of the foregoing.

A copy of the early warning report to be filed under Canadian securities laws on www.sedar.com (“SEDAR”) by Stagwell in connection with the matters described in this press release may be obtained on Stagwell’s SEDAR profile or by contacting Stagwell at the contact information set forth below.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, "forward-looking statements"). Statements in this document that are not historical facts, including statements about Stagwell's beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as "estimate," "project," "target," "predict," "believe," "expect," "anticipate," "potential," "create," "intend," "could," "should," "would," "may," "foresee," "plan," "will," "guidance," "look," "outlook," "future," "assume," "forecast," "focus," "continue," or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of Stagwell, MDC and the combined company; information concerning the Transaction; the anticipated benefits of the Transaction; the likelihood of the Transaction being completed; the anticipated outcome of the Transaction; the tax impact of the Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Transaction (the "Special Meeting"); the shareholder approvals required for the Transaction; regulatory and stock exchange approval of the Transaction; and the timing of the implementation of the Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC.

These forward-looking statements are subject to various risks and uncertainties, many of which are outside Stagwell's control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled "Risk Factors" in the Proxy Statement/Prospectus. These and other risk factors include, but are not limited to, the following:

•	an inability to realize expected benefits of the Transaction or the occurrence of difficulties in connection with the Transaction;
•	adverse tax consequences in connection with the Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC's determination of value and computations of its tax attributes may result in increased tax costs;
•	the occurrence of material Canadian federal income tax (including material "emigration tax") as a result of the Transaction;
•	the impact of uncertainty associated with the Transaction on Stagwell's and MDC's respective businesses;
•	direct or indirect costs associated with the Transaction, which could be greater than expected;
•	the risk that a condition to completion of the Transaction may not be satisfied and the Transaction may not be completed; and
•	the risk of parties challenging the Transaction or the impact of the Transaction on MDC's debt arrangements.

You can obtain copies of MDC's filings under its profile on SEDAR at www.sedar.com, its profile on the SEC's website at www.sec.gov or its website at www.mdc-partners.com. Stagwell does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or a newly-formed company ("New MDC") may file with the SEC in connection with the Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Additional Information and Where to Find It

In connection with the Transaction, MDC and New MDC have filed with the SEC a registration statement on Form S-4 (the "Form S-4") on February 8, 2021, as amended on March 29, 2021, April 22, 2021 and April 30, 2021, and a proxy statement/prospectus on Form 424B3 on May 10, 2021, as supplemented on July 12, 2021 and July 19, 2021 (the "Proxy Statement" and, together with the Form S-4, the "Proxy Statement/Prospectus"). This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Transaction. When available, MDC will mail the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC's website at www.sec.gov. In addition, investors and securityholders are able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC's website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC's shareholders with respect to the approvals required to complete the Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC's directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 16, 2021, as amended on April 27, 2021. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC's website at www.sec.gov and from MDC's website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Transaction, the suitability of the Transaction for you and other relevant matters concerning the Transaction.